vtech

03 APR 15 AM 7:21

VTech Corporate Services Ltd

82-3565

Exempted No. : 82-3565
Our Ref. No. : PF208-02/03/ws
Direct Line : (852) 2680 5031 / 2680 5033 / 2680 5002
Fax No. : (852) 2665 5099
(Please contact Anthony AU / Annie CHAN / Winnie SO)



03050105

14th April, 2003

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited
<u>-Filing of Materials pursuant to Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the press announcement of VTech Holdings Limited dated 11th April, 2003 regarding the connected transaction in relation to a lease which had been entered into by VTech Holdings Limited and Aldenham Company Limited as published in an English newspaper in Hong Kong on 14th April, 2003 for your filing.

Yours faithfully

AU Shiu Kee, Anthony
Company Secretarial Manager

Encl.

c.c. *Ms. Kathy Jiang*
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(w/ enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(w/ enclosure)

dlw 4/21

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

Connected Transaction

The Directors announce that on 11 April 2003, Aldenham and the Company entered into a Lease of the Premises.

The entering into of the Lease constituted a connected transaction for the Company under Rule 14.25(1) of Chapter 14 of the Listing Rules and should be disclosed by way of press notice containing details of the transaction. Brief details of the transaction will be included in the Company's next published annual report and accounts.

I. The Lease

On 11 April 2003, the Company as tenant entered into an agreement with Aldenham as landlord for the Lease of the Premises. The principal terms of the Lease are as follows:

Date	:	11 April 2003
Landlord	:	Aldenham
Tenant	:	The Company
Premises	:	approximately 5,673 square feet of 29th and 30th Floors, 12 Bowen Road, Hong Villa, Hong Kong
Terms	:	2 years commencing 1 April 2003
Rent	:	HK$250,000 per month (inclusive of rates and management fees)

The entering into of the Lease constituted a connected transaction under Rule 14.25(1) of Chapter 14 of the Listing Rules because Aldenham is a company 50% owned by the spouse of Mr. Allan WONG Chi Yun (a director and substantial shareholder of the Company (holding directly and indirectly in aggregate approximately 41.22% of the entire issued share capital of the Company)) and 50% by a trust the beneficiaries of which are Mr. Allan WONG Chi Yun and his family members and should therefore be disclosed by way of press notice containing details of the transaction. Furthermore, brief details of the Lease will be required to be included in the Company's next published annual report and accounts.

On 11 April 2003, the Company and Aldenham entered into a lease as mentioned above. The Directors (including the independent non-executive directors) are of the view that the Lease had been entered into upon normal commercial terms which are fair and reasonable at the prevailing market rate with reference to a valuation report conducted by an independent qualified surveyor and in the interest of the Company and its independent shareholders.

II. Reasons for the Lease

The Premises was leased for the purpose of providing housing to Mr. Allan WONG Chi Yun in accordance with the terms of his employment contract. Mr. Allan WONG Chi Yun's service contract provides that the Company shall pay for him the monthly rental of his residence during the continuance of his employment with the Company. The entering into of the Lease shall not additionally increase the total emoluments entitled by Mr. Allan WONG Chi Yun but is an incentive used for the retention of his services as an employee of the Company.

III. General

The Group is principally engaged in the business of the design, manufacture and distribution of electronic learning products and telecommunication products.

The Lease constituted a connected transaction pursuant to Rule 14.25(1) of Chapter 14 of the Listing Rules. As the value of the Lease is less than 3% of the book value of the latest audited net tangible assets of the Company and HK$10 million, the Lease is only required to be disclosed by way of press notice and inclusion of the details of the Lease in the Company's next published annual report and accounts.

Definitions

The following defined terms are used in this announcement:

"Aldenham"	Aldenham Company Limited, a company incorporated in Hong Kong which is 50% owned by the spouse of Mr. Allan WONG Chi Yun (a director and substantial shareholder of the Company (holding directly and indirectly in aggregate approximately 41.22% of the entire issued share capital of the Company)) and 50% indirectly owned by trusts, the discretionary objects of which are Mr. Allan WONG Chi Yun and members of his family;
"Company"	VTech Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on The Stock Exchange of Hong Kong Limited and The London Stock Exchange plc;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Lease"	the lease of the Premises pursuant to the agreement with Aldenham and the Company dated 11 April 2003;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and
"Premises"	the premises at 29th and 30th Floors, 12 Bowen Road, Hong Villa, Hong Kong.

By Order of the Board
CHANG Yu Wai
Company Secretary

Hong Kong, 11 April 2003